40-206A/A

File No.803-00220

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO AND RESTATEMENT OF APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940 AND RULE 206(4)-5(e) EXEMPTING QUAD-C MANAGEMENT, INC. FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940

Of

Quad-C Management, Inc.
(Exact name of applicant)

200 Garrett Street, Suite M
Charlottesville, Virginia 22902
(Address of principal executive offices)

Copies of all Communications, Notices and Orders to:

Nina Myers
Quad-C Management, Inc.
200 Garrett Street, Suite M
Charlottesville, Virginia 22902

Joel A. Wattenbarger, Esq.
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036-8704

This Application (including Exhibits) consists of 37 pages.

UNITED STATES OF AMERICA

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of: QUAD-C MANAGEMENT, INC.	AMENDMENT NO. 3 TO AND RESTATEMENT OF APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) EXEMPTING QUAD-C MANAGEMENT, INC. FROM RULE 206(4)-5(A)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940

I. PRELIMINARY STATEMENT AND INTRODUCTION

Quad-C Management, Inc. (the "**Applicant**") hereby amends and restates its application to the Securities and Exchange Commission (the "**Commission**") for an order pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "**Advisers Act**"), and Rule 206(4)-5(e), exempting the Applicant from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1) under the Advisers Act for investment advisory services because of contributions made to certain government officials in the Commonwealth of Virginia, subject to the representations set forth herein (as amended and restated, the "**Application**").

Section 206A of the Advisers Act authorizes the Commission to "conditionally or unconditionally exempt any person or transaction from any provision or provisions of [the Advisers Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Advisers Act]."

Section 206(4) of the Advisers Act prohibits investment advisers from engaging in any act, practice, or course of business which is fraudulent, deceptive, or manipulative and directs the Commission to adopt such rules and regulations, define, and prescribe means reasonably designed to prevent, such acts, practices or courses of business. Under this authority, the Commission adopted Rule 206(4)-5 (the "**Political Contribution Rule**") which prohibits a registered investment adviser from providing "investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser."

The term "government entity" is defined in Rule 206(4)-5(f)(5)(ii) as including a pool of assets sponsored or established by a State or political subdivision, or any agency, authority or instrumentality thereof, including a defined benefit plan. The definition of an "official" of such government entity in Rule 206(4)-5(f)(6)(ii) includes the holder of an elective office with authority to appoint a person directly or indirectly able to influence the outcome of the government entity's hiring of an investment adviser. The "covered associates" of an investment adviser are defined in Rule 206(4)-5(f)(2)(i) as including its managing member, executive officer or other individuals with similar status or function. Rule 206(4)-5(c) specifies that, when a government entity invests in a covered investment pool, the investment adviser to that covered investment pool will be treated as providing advisory services directly to the government entity. "Covered investment pool" is defined in Rule 206(4)-5(f)(3)(ii) as including any company that would be an investment company under Section 3(a) of the Investment Company Act of 1940, as amended (the "**1940 Act**"), but for the exclusion provided from that definition by Section 3(c)(7) of the 1940 Act.

Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a de minimis threshold, were made by a person more than six months before becoming a covered associate (unless such person, after becoming a covered associate, solicits clients on behalf of the adviser), or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions. Should no exception be available, Rule 206(4)-5(e) permits an investment adviser to apply for, and the Commission to conditionally or unconditionally grant, an exemption from the Rule 206(4)-5(a)(1) prohibition on compensation.

In determining whether to grant an exemption, the Political Contribution Rule contemplates that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Political Contribution Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (e.g., Federal, State or local); and (vi) the contributor's apparent intent or motive in making the contribution that resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

Based on these considerations and the facts described in this Application, the Applicant respectfully submits that the relief requested herein is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act. Accordingly, the Applicant requests an order exempting it to the extent described herein from the prohibition under Rule 206(4)-5(a)(1) to permit it to receive compensation for investment advisory services provided to the Virginia Retirement System ("**VRS**") within the two-year period following the contributions identified herein to an official of such government entities by a covered associate of the Applicant.

II. STATEMENT OF FACTS

A. The Applicant

The Applicant is a Virginia corporation and an investment adviser that was, prior to March 30, 2012, exempt under Section 203(b)(3) of the Advisers Act (as in effect at such time) from registration with the Commission. The Applicant subsequently registered as an investment adviser with the Commission effective March 30, 2012 pursuant to Section 203(a) of the Advisers Act. The Applicant is an investment adviser to private funds that invest in leading middle market companies in the building products, business services, consumer, healthcare, light industrial, packaging, specialty chemicals, specialty distribution and transportation and logistics industries. One of the private funds for which the Applicant acts as investment adviser is Quad-C Partners VIII, L.P. (the "**Fund**"), which had approximately $679 million in total capital commitments as of its final closing date, December 31, 2012.

The Fund is what is commonly referred to as a private equity fund, and is excluded from the definition of investment company under Section 3(a) of the 1940 Act by Section 3(c)(7) of the 1940 Act. An investment in the Fund may not, except for limited circumstances as determined by the general partner of the Fund, be withdrawn prior to the termination of the Fund. Because the Fund would be a registered investment company, but for the exclusion provided from that definition by Section 3(c)(7) of the 1940 Act, the Fund meets the definition of "covered investment pool" under the Political Contribution Rule.

B. The Contributor

The individual who made the campaign contributions that triggered the two-year compensation ban is Mr. Terrence D. Daniels, the Chairman and Vice President of the Applicant (the "**Contributor**"). The Contributor founded the Applicant in 1989 and is responsible for the investment philosophy and strategic direction of the firm. In addition to his twenty-three years of experience at Quad-C Management, Inc., he also has experience negotiating over $4 billion of acquisitions and divestitures and operating responsibilities for over 100 individual businesses located in over 40 countries.

Since 2008, the Contributor has been the Chairman of the Applicant and has had a limited role in fundraising. The Applicant's two senior partners, Mr. Anthony Ignaczak, President of the Applicant, and Mr. Stephen Burns, Vice President of the Applicant, were primarily responsible for the Applicant's fundraising over this period. During the fundraising period for the Fund, the Contributor, together with all partners of the Applicant, attended periodic partner meetings in which general information regarding the fundraising process was provided, including information concerning the Fund's progress towards meeting its fundraising goal and feedback from individual meetings with prospective limited partners; the majority of these meetings took place in the earlier stages of fundraising, prior to the Applicant's initial contact with VRS. The Contributor also occasionally participated in meetings with prospective limited partners.[1] However, the Contributor never attended a meeting with VRS and did not otherwise play an active role in soliciting VRS. Mr. Ignaczak and Mr. Burns were primarily responsible both for overall direction and decision-making with respect to fundraising, and for the solicitation of VRS.

[1] In total, the Contributor attended 26 out of the 121 meetings held with potential investors during the fundraising period for the Fund; only six of those meetings occurred after March 31, 2011.

The Contributor has previously made contributions to federal, state and local candidates for political office where the Contributor supported such candidates. The Contributor has donated to gubernatorial candidates in the Commonwealth of Virginia (hereinafter, "**Virginia**") in every election cycle since at least 1993. The Contributor made substantial contributions to Mr. Bob McDonnell's gubernatorial campaign in 2008 and 2009 and to Mr. Bill Bolling's campaign for Lieutenant Governor in 2003, 2004, 2005 and 2009 (Mr. Bob McDonnell and Mr. Bill Bolling, together, the "**Candidates**"). While the Contributor has supported candidates of both parties, the majority of the Contributor's political donations to persons or entities in Virginia since 1993 have been to persons, such as the Candidates, or committees affiliated with the Republican Party.

C. The Government Entity

VRS is a public pension plan identified as a government entity with respect to Virginia. VRS invested in the Fund at the Fund's final closing, and represents approximately 11.0417% of the Fund's total capital commitments.

D. The Officials

The recipients of the Contributions (as defined below) were the Friends of Bill Bolling in support of Mr. Bill Bolling, Lieutenant Governor of Virginia, and the Opportunity Virginia PAC in support of Mr. Bob McDonnell, the Governor of Virginia. Mr. Bob McDonnell was Governor of Virginia at the time of the Contributions. He is no longer in that position as of the date of this Application. Mr. Bill Bolling was Lieutenant Governor of Virginia and a candidate for Governor of Virginia at the time of the Contributions. He is no longer in that position as of the date of this Application. Both Candidates qualified as "officials" of a "government entity," as those terms are used in the Political Contribution Rule, at the time of the Contributions.

Subsection (f)(6) of the Political Contribution Rule defines "official" to mean "any person (including any election committee for the person) who was, at the time of the contribution, an incumbent, candidate or successful candidate for elective office of a government entity, if the office: (i) is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser by a government entity; or (ii) has authority to appoint any person who is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser by a government entity." The Applicant believes that Mr. Bob McDonnell met this definition of "official" because, as Governor of Virginia, he had the authority to appoint five members of VRS's Board of Trustees (the "**VRS Board**"), which is responsible for the hiring of an investment adviser for VRS. As Lieutenant Governor of Virginia, Mr. Bill Bolling had no authority to appoint any person responsible for, or who could influence, the hiring of an investment adviser by VRS. However, Mr. Bolling was an announced candidate for Governor of Virginia at the time of the Contributions, and therefore was also an "official" with respect to VRS for purposes of the Political Contribution Rule.

As Governor, Mr. McDonnell had only indirect authority with respect to VRS investment decisions. Five of the nine trustees of the VRS Board ("**VRS Trustees**") are appointed by the Governor, and all appointments must be confirmed by the General Assembly. However, VRS Trustees are appointed for five-year staggered terms, so Mr. McDonnell had only appointed three VRS Trustees at the time VRS invested with the Applicant in 2012. Two of the three appointments were reappointments of existing VRS Trustees that were appointed by Mr. McDonnell's predecessor, Mr. Tim Kaine. Consequently, in 2012, Mr. McDonnell had only appointed one new VRS Trustee to the VRS Board.

E. The Contributions

The Contributor made a $5,000 contribution to the Friends of Bill Bolling in support of Mr. Bill Bolling, who at the time was the Lieutenant Governor of Virginia, and a $25,000 contribution (together with the $5,000 contribution, the "**Contributions**") to the Opportunity Virginia PAC in support of Mr. Bob McDonnell, who at the time was the Governor of Virginia. The Contribution to the Friends of Bill Bolling was made on April 5, 2011, and was for the purpose of funding Mr. Bolling's ongoing political operations, providing support for electing a Republican majority to the Virginia State Senate in 2011, and preparing for Mr. Bolling's gubernatorial campaign in 2013. The Contribution to the Opportunity Virginia PAC was made on April 7, 2011, and was for the purpose of funding Mr. McDonnell's political initiatives in Virginia. The Contributions were made to political action committees supporting the Candidates' policy initiatives in Virginia (individually, a "**PAC**", and collectively, the "**PACs**"). The Contributions were consistent with the Contributor's historical pattern of political contributions to Virginia officials, as noted above. The Contributor did not solicit any other persons to make contributions to the Candidates' PACs or campaigns, and did not arrange any introductions to potential supporters of the Candidates.

The Contributor also contributed to the Candidates between 2003 and 2009. Those prior contributions significantly predate the Contributions and subsequent solicitation of VRS.[2] The Contributor met Mr. McDonnell in a political setting a few years prior to Mr. McDonnell's campaign for governor of Virginia. After Mr. McDonnell was elected Governor of Virginia, Mr. McDonnell called the Contributor to solicit a donation to the Opportunity Virginia PAC. Following this conversation and after the Contribution was made, Mr. McDonnell and the Contributor had an additional phone conversation in which Mr. McDonnell raised, on a preliminary basis, the possibility of appointing the Contributor to the board of a public entity. The Contributor politely declined to pursue this possibility and emphasized his political contributions over the years were not made with any expectation of an appointment or other action. Subsequently, except with respect to the request to return the Contributions, the Contributor had no further discussions with Mr. McDonnell.

The Contributor is an acquaintance of Mr. Bolling and the two have met occasionally prior to and subsequent to the Contributor making the Contributions. At no time did the Contributor discuss with either Candidate the appointment power of the governor of Virginia with respect to VRS, or the Applicant's solicitation of VRS.

[2] As noted above, the Contributor contributed to Mr. McDonnell's campaign for Governor of Virginia in 2008 and 2009 and to Mr. Bolling between 2003 and 2009.

The Contributions were made relatively soon after the Applicant adopted the Applicant's initial Political Contributions Policy (the "**Original Policy**"). At the time, the Applicant had no contact with, nor any intent to contact, VRS or any other government entity within Virginia regarding the possibility of VRS or any other government entity within Virginia investing in any funds advised by the Applicant. In addition, the Applicant had never previously solicited VRS or any other government entity within Virginia.

The Contributor submitted his proposed contributions to the Chief Compliance Officer (the "**CCO**") of the Applicant pursuant to the Original Policy for pre-clearance. Pre-clearance was granted by the CCO for the Contributions. The Contributor has confirmed that the Contributions were not made with the intent to influence any investor or any other person, but rather to support the Candidates' political platforms, which the Contributor believed were in the best interest of Virginia.

F. The Investments of VRS with the Applicant

At the time the Contributions were made, the Applicant was actively soliciting government entities in other states, including, in the United States, Alaska, California, Florida, Iowa, Massachusetts, Missouri, New Mexico, New York, Nevada, North Carolina, Ohio, Oregon, Texas, Utah, Washington, Wisconsin, and in Canada, Ontario and British Columbia. However, the Applicant was not soliciting any government entities in Virginia and did not anticipate any such entities would be solicited. Consistent with the Original Policy, the CCO granted permission for the Contributions to be made. Approximately four months after the Contributions were made, the Applicant, in consultation with an unaffiliated placement agent, decided to seek investments outside the Applicant's previous base of investors to raise capital for the Fund. At that time, the Applicant, in consultation with the unaffiliated placement agent, decided to solicit VRS. The placement agent did not raise the possibility of soliciting any other government entities of Virginia, and the Applicant did not pursue solicitation of other government entities in Virginia for investments in the Fund.

The Contributor was not personally involved in any respect with the solicitation of VRS. In his capacity as chairman and a partner of the Applicant, the Contributor was kept apprised of fund raising developments generally to the same extent as the other partners of the Applicant, but he had no direct involvement in the process of soliciting VRS. During the solicitation of VRS, the Contributor had no contact with any representative of VRS, and no contact with any VRS Trustees.

G. The Applicant's Discovery of the Potential Violation and Response

The Applicant was aware of the Contributions prior to the Contributions being made, and provided pre-clearance in compliance with their written policies. The Applicant used its best efforts to ensure compliance with the Original Policy and the Applicant's revised Political Contributions Policy (the "**New Policy**", and together with the Original Policy, the "**Policies**") in order to comply with the Political Contribution Rule. Since the adoption of the Original Policy, the Applicant is not aware of any contribution having been made by any person subject to the Political Contribution Policy, other than the Contributions, that would result in a two year ban on compensation to the Applicant pursuant to the Political Contribution Rule. At the time of the Contributions, the two-year ban on compensation of the Political Contribution Rule was not considered by the Applicant to be relevant because no investments in any of the Applicant's other funds had been made by or solicited from government entities in Virginia. The two-year ban on compensation only became relevant due to a change in circumstances not foreseen by the Applicant at the time the Contributions were made.

Promptly after determining that VRS might invest in the Fund, the Applicant amended its Political Contributions Policy to remove the presumption that political contributions to political officials in Virginia would be approved by the CCO. Neither the Original Policy nor the New Policy contained any presumption that political contributions to political officials in any state other than Virginia would be approved by the CCO. As of March 30, 2012, the Applicant conducts quarterly reviews of its Covered Persons to ensure no political contributions have been made that would violate the New Policy or could result in a violation of the Political Contribution Rule, and each Covered Person acknowledges continuing knowledge and acceptance of the New Policy.

The Fund's placement agent recommended that VRS be contacted to potentially solicit investments after the Contributions had been made. Mr. Anthony Ignaczak, Mr. Stephen Burns and a representative from the placement agent held a preliminary meeting with VRS on September 15, 2011, to discuss a potential investment in the Fund. Subsequent to that meeting, the Applicant provided VRS with certain due diligence information in January 2012, but otherwise had limited contact with VRS until June 2012.

On June 15, 2012, VRS and the Applicant held an initial diligence meeting. VRS continued performing diligence until November 2012, at which time VRS informed the Applicant that it was prepared to begin negotiating the terms of an investment in the Fund.[3] At that time, the Applicant informed VRS of the Contributions and that, as a result of the Political Contribution Rule, the Applicant would be required to waive compensation for a two year period and would likely seek a return of the Contributions if VRS were to invest in the Fund. When it became apparent in December 2012 that negotiations were concluding and VRS was likely to commit capital to the Fund, the Applicant took two further steps pursuant to the Political Contribution Rule.

First, the Applicant disclosed to all of the limited partners of the Fund the circumstances of the Contributions and the proposed investment in the Fund by VRS and, on December 20, 2012, sought the consent of the limited partners to amend the limited partnership agreement to provide for a waiver of compensation in connection with VRS's investment, as well as a provision for the subsequent payment of such waived compensation if the Commission granted an exemption under subsection (e) of the Political Contribution Rule. The limited partners

[3] The Applicant notes that, while every prospective investor has its own process and time table, the extended period between the first contact between VRS and the Applicant and VRS's indication that it was prepared to begin negotiations was not unusual in the Applicants experience.

subsequently approved the proposed amendment in accordance with the terms of the Fund's limited partnership agreement. As of April 7, 2013, the end of the two-year ban on compensation, the Applicant waived a total of $884,590 in management fees in order to comply with the Political Contribution Rule.[4] Waiving compensation in connection with VRS's investment was necessary in order for the Applicant to manage the Fund without violating the Political Contribution Rule after the Fund had accepted VRS's commitment.

Second, on December 18, 2012, the Applicant asked that the Contributor request the Contributions be returned by the Candidates. The Contributor promptly requested a return of the Contributions, and such Contributions were subsequently returned. Additionally, the Applicant notified VRS that the Contributor had requested a return of the Contributions prior to VRS committing capital to the Fund. Although the Applicant was not required to seek or to obtain the return of the Contributions in order to comply with the Political Contribution Rule, Rule 206(4)-5(e)(2) did identify as a factor to be considered in connection with an application for exemption from the Political Contribution Policy whether an applicant sought to obtain such a return. In light of Rule 206(4)-5(e)(2), the Applicant and the Contributor deemed it prudent to request a return of the Contributions.

On December 20, 2012, VRS notified the Applicant that VRS agreed to close on its investment in the Fund, pending resolution of certain outstanding matters. The Applicant addressed such outstanding matters over the remainder of December 2012, and the Fund's formal closing occurred on December 31, 2012.

The Fund is a private fund with no withdrawal rights and no further right of investing to increase their capital commitments. As a result, no further investment decision has been made or is required to be made by VRS after December 31, 2012 with respect to the Fund.

[4] The Applicant may also be required to waive receipt of certain future carried interest distributions in order to comply with the Political Contribution Rule.

Following the Contributors' requests for the return of the Contributions, the Friends of Bill Bolling contribution was returned on January 7, 2013. The Opportunity Virginia PAC contribution was returned on March 20, 2013. Mr. McDonnell was Governor and Mr. Bolling was Lieutenant Governor of Virginia at the time the requests for the return of the Contributions were made. However, neither Candidate was seeking reelection or running for a new office at such time. Mr. Bolling suspended his campaign for Governor of Virginia in November 2012, and Mr. McDonnell was ineligible to run for Governor of Virginia due to term limits in that state.

H. The Applicant's Political Contributions Policy

The Original Policy was adopted and implemented before the Contributions were made, on March 14, 2011, the effective date of the Political Contribution Rule, which required, among other things, that all contributions to political candidates be approved, prior to the contribution being made, by the CCO.

At all times, the Policies (as defined above) have been more restrictive than what was contemplated by the Political Contribution Rule. There is no de minimis exception from pre-clearance for small contributions to those state and local officials covered by the Policies. All employees of the Applicant are subject to the Policies. Application of the Policies is not limited to the Applicant's managing members, executive officers and other "covered associates" under the Political Contribution Rule. Each employee's spouse or domestic partner, as well as any minor children or other dependents residing in an employee's home, are also fully subject to the Policies.

When the Original Policy was adopted, the Applicant had no intention of soliciting investors from any government entities in Virginia. As a result, and in order to minimize the extent to which the Original Policy would disrupt legitimate participation by the Applicant's personnel in political activity in Virginia (in which most of the Applicant's personnel reside) the Original Policy stated that it was anticipated that the CCO would approve all contributions to officials in Virginia. The Original Policy (which remains true for the New Policy) did not contain a presumption that political contributions to political officials in any state other than Virginia would be approved by the CCO.

After solicitation of VRS began, the Applicant revised its Political Contributions Policy and removed the reference to contributions to political officials in Virginia to ensure continued compliance with the Political Contribution Rule. The New Policy contained the above revisions and was effective August 3, 2011.

By March 2012, the Applicant had communicated the revisions and reiterated the necessity to comply with the New Policy to all employees, including the Contributor. Since August 3, 2011, the CCO has reviewed all employees' requests to make political contributions to candidates in Virginia without a presumption that such requests would be granted. The New Policy, like the Original Policy, provides clear guidance regarding prohibited political contributions.

The New Policy, as well as the Original Policy, defines the "**Covered Persons**" to which the New Policy applies broadly to include the Applicant, any general partner, managing member or executive officer of the Applicant, any employee of the Applicant and any political action committee controlled by the Applicant. In addition, the Applicant makes the New Policy applicable to any spouse or domestic partner of each Covered Person and any minor children or other dependents residing with a Covered Person. The Applicant also applies the definition of Covered Person to any officer, director or employee of an affiliate of the Applicant that supervises any employee of the Applicant or solicits a government entity for the Applicant.

Every quarter, each Covered Person must acknowledge to the CCO that such person is aware of the New Policy and the CCO is required to verify all contributions made in the past quarter by each Covered Person. In addition, during active political campaign seasons, the CCO sends e-mails to all employees reminding each Covered Person of his or her responsibilities under the Policies. The CCO also conducts compliance training regarding the Policies for Covered Persons on a periodic basis, but not less than annually.

III. STANDARD FOR GRANTING AN EXEMPTION

In determining whether to grant an exemption, Rule 206(4)-5(e) requires that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Political Contribution Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (e.g., Federal, State or local); and (vi) the contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution. The facts stated above as they relate to these factors weigh in favor of granting the relief requested in this Application.

IV. STATEMENTS IN SUPPORT OF THE APPLICATION

A. The exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

The Applicant believes that the Political Contribution Rule's objective serves an important function in the protection of investors and it is not the purpose of the Applicant to subvert the intent of the Political Contribution Rule. The Applicant seeks exemptive relief because the Contributions made by the Contributor were, at the time, in compliance with the Original Policy and the Political Contribution Rule and with no effort or intent by the Applicant or the Contributor to influence VRS or any other person or to act in a manner adverse to the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act. The Applicant notes that the influence of Mr. McDonnell was limited to appointing five members to the VRS Board, which consists of nine members, and each appointment was required to be approved by the Virginia General Assembly. Moreover, at the time of the Contributions, Mr. McDonnell had appointed only one new member to the VRS Board and reappointed two members, which were appointed by Mr. McDonnell's predecessors. Mr. Bolling had no power to appoint any members of the VRS Board.

The Commission stated in proposing the Political Contribution Rule that it sought to "prevent investment advisers from obtaining business from government entities in return for political contributions or fund raising."[5] An exemption for the Applicant is consistent with the purposes of the Political Contribution Rule, because the Contributions were not made to influence a government entity to invest, and no such investment by any government entity in Virginia was contemplated or foreseen at the time the Contributions were made.

At the time of the Contributions, the Applicant did not foresee that political contributions by Covered Persons to political officials in Virginia would result in a two-year ban on compensation under the Political Contribution Rule, because it was not contemplated at that time that the Applicant would solicit investments from any government entity in Virginia. The Applicant had never previously solicited or accepted investments from any government entity in Virginia and had no intention of soliciting such investments. After the Contributions had been made, the Fund's placement agent recommended that VRS be contacted to potentially solicit investments. Subsequently, such contacts occurred, although over a year elapsed before VRS made an investment in the Fund.

[5] Adopting Release, at 11.

VRS officials stated to the Applicant shortly before investing in the Fund that they were not aware of the Contributions. In deciding to invest, VRS officials were not solicited by the Contributor and the Contributor had no contact with representatives of VRS or VRS Trustees. The VRS Board has the power to appoint an Investment Advisory Committee, composed of seven to nine members, each elected by a two-thirds vote of the VRS Board. The Investment Advisory Committee is charged with reviewing and evaluating investments and investment opportunities, and making recommendations to the VRS Board about those investments, as well as overall asset allocation. It is our understanding that VRS followed their usual procedures in evaluating and ultimately determining to invest in the Fund. VRS was informed prior to VRS Board's decision to invest in the Fund that the Contributor requested the Contributions be returned. The exemption requested by the Applicant is appropriate in the public interest and consistent with the protection of investors, because the investment by VRS was not contemplated at the time of the contributions and there is no evidence that the Contributor or the Applicant interfered with VRS's merit-based process, which occurs through a separate Investment Advisory Committee from the VRS Board, for selection or retention of advisory services.

B. Policies and procedures before the contributions.

The Applicant, before the Contributions occurred, adopted and implemented policies and procedures that were reasonably designed to prevent violations of the Political Contribution Rule and were more restrictive than what is required by the Political Contributions Rule. In addition, the Applicant implements periodic reminders and training to all Covered Persons regarding compliance with the Policies. The Applicant adopted the Original Policy on March 14, 2011, the effective date of the Political Contribution Rule, and such policy was communicated to the Contributor and all other personnel of the Applicant subject to such policy. The Original Policy prohibited any employee or other personnel of the Applicant from making a contribution for the purpose of influencing the decision by any person or entity to invest in any pooled investment vehicle advised by the Applicant. In addition, all contributions by Covered Persons, including those contributions to candidates in Virginia, were subject, and remain subject under the New Policy, to pre-clearance from the Applicant's CCO.

The Contributor sought pre-clearance of the Contributions pursuant to the Original Policy, and because Virginia government entities were not invested in any fund managed by the Applicant at such time and were not expected to be considered as potential investors in the Fund, permission for the Contributions was granted. The Applicant believes that the Policies are clear and reasonably designed to prevent violations of the Political Contribution Rule. Since the adoption of the Original Policy, the Applicant is not aware of any contribution having been made by any person subject to the Political Contribution Policy, other than the Contributions, that would trigger the Political Contribution Rule by the Applicant, and the current request for relief is necessary only based on a change in circumstance.

C. Actual knowledge of the contributions and applicant's response after the contributions.

While the Applicant had actual knowledge of the Contributions at all times, the Applicant was not seeking investments from government entities in Virginia at the time the Contributions were made. In addition, prior to VRS decision to commit to an investment in the Fund, the Contributor took steps to obtain a return of the Contributions. The Contributor diligently followed up with the Candidates to effect a return of the Contributions as soon as possible. Both Contributions were returned by March 20, 2013, approximately three months after the request for return was made. In compliance with the Political Contribution Rule, the Applicant waived a total of $884,590 in management fees covering the two year period since the Contributions were made.

When the policy of the Applicant changed to allow for investments from government entities in Virginia, the Applicant revised its Political Contributions Policy to remove any presumption that contributions to political officials in Virginia ordinarily would be approved. While the amounts of the contribution exceeded the de minimis amounts exempted from the

Political Contribution Rule in subsection (b), the Contributor ultimately received a full return of these Contributions, so that the net contribution to the Candidates was zero.

While the Contributions were returned after the investment by VRS was finalized, VRS was informed that the Contributor had requested a return of the Contributions prior to making a decision to invest in the Fund. Had the Contributions in any way influenced VRS's decision to invest in the Fund, the request for a return of the Contributions, and the eventual full return of such Contributions, would presumably have negated any goodwill generated by such Contributions.

It is important to note that Mr. Bolling, as lieutenant governor, had no direct or indirect responsibility for hiring an investment adviser by VRS, nor did he have authority to appoint a person who is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser by VRS. Governor McDonnell's influence was limited to the power to appoint five of the trustees of VRS and all appointments were required to be confirmed by the Virginia General Assembly. At the time VRS invested with the Applicant in December 2012, Mr. McDonnell had appointed only three members of the VRS Board and two of the appointments were of existing VRS Trustees, who had previously been appointed by Mr. McDonnell's predecessor.

D. Status of the contributor.

The Contributor is, and at the time the Contributions were made was, the Chairman of the Applicant and qualifies as a "covered associate." The Contributor was not personally involved in any respect with the solicitation of VRS, although in his capacity as chairman and a partner of the Applicant, the Contributor was kept apprised of fund raising efforts with respect to the Fund generally to the same extent as any other partner of the Applicant. During the solicitation, the Contributor had no contact with any representative of VRS, and no contact with any member of the VRS Trustees.

E. The timing and amount of the contribution.

At the time the Contributions were made, the Applicant was not contemplating, and did not foresee, any investments from government entities in Virginia. Pursuant to the Original Policy, the Contributor sought pre-clearance for the Contributions and received permission to make the Contributions.

F. The nature of the election and other facts and circumstances.

Both Candidates held elected positions in Virginia at the time of the Contributions. The Contributions were made to PACs supporting the Candidates' political agendas and benefited the Candidates by supporting their policy initiatives in Virginia and potential future political careers. The Contributor stated his intent in making the Contributions was to promote policies he perceived as a benefit to Virginia. The Contributor, as a resident of Virginia, was eligible to vote for the Candidates.

The Applicant believes the Contributor clearly intended to support the Candidates because he believed their policies were in the best interest of Virginia and not to influence any person's investment decisions. He followed the Policies regarding his political contributions and when circumstances changed, he requested, and received, the Contributions back from the Candidates. In addition, the Contributor, together with all partners of the Applicant, attended periodic partner meetings in which general information regarding the fundraising process was provided, including information concerning the Fund's progress towards meeting its fundraising goal and feedback from individual meetings with prospective limited partners. However, the Contributor never attended a meeting with VRS and did not otherwise play an active role in soliciting VRS. Mr. Ignaczak and Mr. Burns were primarily responsible both for overall direction and decision-making with respect to fundraising, and for the solicitation of VRS.

The Contributor's intent is clear, because at the time the Contributions were made, the Applicant had no intention of soliciting government entities in Virginia, including VRS. The Contributor submitted his proposed Contributions to the CCO and was pre-cleared based on the Original Policy of the Applicant. It was only after the Applicant consulted with an unaffiliated placement agent several months after the Contributions were made that the Applicant considered VRS as a potential investor. Based on this consultation, the Applicant decided to solicit VRS to invest in the Fund, because the Applicant concluded such an investment would be in the best interests of the Fund and its existing limited partners, as it would better enable the Applicant to pursue the Fund's investment program consistent with previous funds advised by the Applicant and would diversify the Fund's investor base. In addition, the Contributor had no contact with VRS prior to VRS investing in the Fund, and had limited participation in the overall fundraising efforts of the Applicant.

The Contributions were consistent with the Contributor's history of political donations, both with respect to the Candidates and to their profiles. Previously, the Contributor had made substantial contributions to Mr. Bolling's campaign for Lieutenant Governor and to Mr. McDonnell's gubernatorial campaign. In addition to the gubernatorial campaigns of the Candidates, the Contributor has donated to five other gubernatorial candidates in Virginia since 1993. Further, while the Contributor has contributed to members of both political parties, a majority of his contributions have been made to candidates and committees associated with the Republican party, of which both the Candidates were members.

Prior to VRS completing its subscription in the Fund, the Applicant undertook several measures to ensure the investment of VRS was in the best interest of all limited partners of the Fund, no improper conduct could be imputed to the Applicant due to the Contributions and no such subscription would result in a violation of the Political Contribution Rule. These measures included: (i) the Applicant requested that the Contributor request a return of the Contributions from the Candidates, which was completed on December 18, 2012, and such Contributions were subsequently returned by March 20, 2013; (ii) the Applicant disclosed to VRS that the Contributions had been made and that fees would have to be waived for the two year period starting April 7, 2011; and (iii) the Applicant disclosed the Contributions to all limited partners of the Fund, and amended (with the consent of the limited partners) the partnership agreement to add the fee waiver, and a provision requiring the payment of previously waived fees if the Commission agreed to exempt the Applicant from the two year ban on compensation.

Given the difficulty of proving a quid pro quo arrangement, the Applicant understands that adoption of a regulatory regime with a default of strict liability, like the Political Contribution Rule, is necessary. However, it appreciates the availability of exemptive relief at the Commission's discretion where imposition of the two-year prohibition on compensation does not achieve the Political Contribution Rule's purposes or would result in consequences disproportionate to actions taken due to changes in circumstances. The Applicant respectfully submits that such is the case with the Contributions. Neither the Applicant nor the Contributor sought to interfere with VRS's merit-based selection process for advisory services, nor did they seek to negotiate higher fees or greater ancillary benefits than would be achieved in arms' length transactions. There was no violation of the Applicant's fiduciary duty to deal fairly or disclose material conflicts given the absence of any intent or action by the Applicant or Contributor to influence the selection process. The Applicant has no reason to believe the Contributions undermined the integrity of the market for advisory services or resulted in a violation of the public trust in the process for awarding contracts.

V. REQUEST FOR ORDER

The Applicant seeks an order pursuant to Section 206A of the Advisers Act and Rule 206(4)-5(e) exempting it, to the extent described herein, from the two-year prohibition on compensation required by Rule 206(4)-5(a)(1) under the Advisers Act, to permit the Applicant to receive compensation for investment advisory services provided to VRS within the two-year period following the Contributions identified herein to officials of such government entity by a covered associate of the Applicant.

VI. CONCLUSION

For the foregoing reasons, the Applicant submits that the proposed exemptive relief, conducted subject to the representations set forth above, would be fair and reasonable, would not involve overreaching, and would be consistent with the general purposes of the Advisers Act.

* * *

The verification required by Rule 0-4(d) under the Advisers Act is attached hereto as Exhibit A. A form of proposed notice for the order of exemption requested by this Application is attached hereto as Exhibit B. In addition, a form of proposed order of exemption requested by this Application is set forth as Exhibit C.

Pursuant to Rule 0-4(c)(1) under the Advisers Act, the Applicant declares that the Application is signed on its behalf by an authorized officer of the Applicant pursuant to the Articles of Incorporation of the Applicant in effect on the date hereof, which authorizes the undersigned to execute and deliver any document on behalf of the Applicant. The Applicant states that the undersigned has been fully authorized to sign and file this Application and any amendments thereto as are deemed appropriate.

QUAD-C MANAGEMENT, INC.

By:________________________

Name: Stephen M. Burns

Title: Vice President

Dated: January 5, 2015

EXHIBIT A

COMMONWEALTH OF VIRGINIA

CITY OF CHARLOTTESVILLE, SS:

The undersigned being duly sworn deposes and says that he has duly executed the attached application for an order for exemptive relief pursuant to Section 206A of the Investment Advisers Act of 1940, as amended, and Rule 206(4)-5(e) thereunder dated January 5, 2015 for and on behalf of Quad-C Management, Inc.; that he is a Vice President of such entity; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

QUAD-C MANAGEMENT, INC.

By: [signature]

Name: Stephen M. Burns

Title: Vice President

Subscribed and sworn to before me the Vice President this 5th day of January, 2015.

[OFFICIAL SEAL]

My commission expires: 3-31-2017

VIRGINIA ANN MILLER
NOTARY PUBLIC
REGISTRATION # 7548123
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
MARCH 31, 2017

EXHIBIT B

SECURITIES AND EXCHANGE COMMISSION

Investment Advisers Act Release No. ____________ File No. 803-[ ]

[_____________, 2015]

Agency: Securities and Exchange Commission (the "**Commission**").

Action: Notice of Application for Exemption under Section 206A of the Investment Advisers Act of 1940 (the "**Advisers Act**") and Rule 206(4)-5(e) thereunder.

Applicant: Quad-C Management, Inc. (the "**Applicant**") is a Virginia corporation and an investment adviser that registered as such with the Commission.

Summary of Application: The Applicant applies to the Commission for an Order pursuant to Section 206A of the Advisers Act and Rule 206(4)-5(e) exempting the Applicant from the two-year ban on compensation in paragraph (a)(1) of Rule 206(4)-5 promulgated under the Advisers Act.

Filing Date: The application (the "**Application**") was filed on November 13, 2013, and amended and restated on February 20, 2014, July 31, 2014 and January 5, 2015.

Hearing or Notification of Hearing: An order granting the Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving the Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [ ], 2015, and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street NE, Washington, D.C. 20549-8549; Quad-C Management, Inc., 200 Garrett Street, Suite M, Charlottesville, Virginia 22902

For Further Information Contact: [Vanessa M. Meeks, Senior Counsel, at [ ], (Division of Investment Management, Chief Counsel's Office)].

Supplementary Information The following is a summary of the Application. The complete Application may be obtained for a fee at the Commission's Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549-1520 (tel. (202) 551-5850).

Applicant's Representations:

1. The Applicant is a Virginia corporation and an investment adviser that registered as such with the Commission effective March 30, 2012. As a registered investment adviser, the Applicant is subject to the provisions of the Advisers Act, including the rules promulgated thereunder. Rule 206(4)-5 under the Advisers Act (the "**Political Contribution Rule**"), among other things, makes it unlawful for an investment adviser to provide investment advisory services for compensation to a government entity within two years after a contribution to an "official" of the "government entity" is made by the investment adviser or any "covered associate" of the investment adviser.

2. The Applicant currently provides investment advice to a private equity fund (the "**Fund**") that had approximately $679 million in total capital commitments as of its final closing date, December 31, 2012. The Virginia Retirement

System ("**VRS**") meets the definition of "government entity" as set forth in the Political Contribution Rule. Several months after the Contributions, the Applicant, in consultation with an unaffiliated placement agent, decided to solicit VRS in connection with an investment in the Fund. VRS invested in the Fund on December 31, 2012, and represents approximately 11.0417% of the Fund's total capital commitments. The Fund is a private fund with no withdrawal rights and no further right of investing to increase their capital commitments. As a result, no further investment decision has been made or is required to be made by VRS after December 31, 2012 with respect to the Fund.

3. Mr. Terrence D. Daniels (the "**Contributor**") made a $5,000 contribution on April 5, 2011 to Friends of Bill Bolling, a political action committee ("**PAC**") for Mr. Bill Bolling and a $25,000 contribution on April 7, 2011 to Opportunity Virginia PAC, a PAC for Mr. Bob McDonnell (the "**Contributions**"). The Contributor has consistently contributed to political campaigns of a similar type and nature as that of the Candidates, including contributions to the Candidates themselves between 2003 and 2009. Those prior contributions substantially pre-date the Contributions and subsequent solicitation of VRS. Mr. Bob McDonnell was Governor of the Commonwealth of Virginia at the time of the Contributions. He is no longer in that position as of the date of this Application. Mr. Bill Bolling was Lieutenant Governor of the Commonwealth of Virginia and a candidate for Governor of the Commonwealth of Virginia at the time of the Contributions. He is no longer in that position and no longer a candidate as of the date of this Application. Mr. Bolling and Mr. McDonnell (the "**Candidates**") met the definition of an "official" of a "government entity" for the purposes of the Political Contribution Rule. Absent exemptive relief, the Applicant is prohibited from providing investment advisory services for compensation for two years to VRS beginning April 7, 2011, the date of the last Contribution, as the Contributor was a "covered associate" on the date such Contribution was made for the purposes of the Political Contribution Rule.

4. On March 14, 2011, the effective date of the Political Contribution Rule, the Applicant adopted a comprehensive Political Contributions Policy (the "**Original Policy**"), which required, among other things, that all contributions to political candidates be approved prior to the contribution being made by the Chief Compliance Officer (the "**CCO**") of the Applicant. When the Original Policy was adopted, the Applicant had no intention of soliciting VRS or any other government entities in Virginia. As a result, and in order to minimize the extent to which the Original Policy would disrupt legitimate participation by the Applicant's personnel in political activity in Virginia (in which most of the Applicant's personnel reside), the Original Policy stated that it was anticipated that the CCO would approve all contributions to political entities in Virginia. After the Applicant decided to solicit VRS, the Applicant revised its Political Contributions Policy to remove any presumption that contributions to political officials in Virginia ordinarily would be approved (the "**New Policy**"). Both the Original Policy and the New Policy are robust and reasonably designed to prevent violations of the Political Contribution Rule and more restrictive than what is required by the Political Contribution Rule. Both the Original Policy and the New Policy provide clear guidance regarding prohibited political contributions.

5. At the time of the Contributions, the Contributor sought pre-clearance for the Contributions and was granted pre-clearance, because the Applicant had never previously solicited VRS or any other government entity within Virginia and did not contemplate that the Applicant would solicit investments from VRS or any government entity in Virginia. After the Contributions had been made, the Fund's placement agent recommended that VRS be contacted to potentially solicit investments in the Fund. The Applicant decided to solicit VRS, because the Applicant concluded such an investment would be in the best interests of the Fund and its existing limited partners, as it would better enable the Applicant to pursue the Fund's investment program

consistent with previous funds advised by the Applicant and would diversify the Fund's investor base. Subsequently, such contacts occurred, although over a year elapsed before VRS made an investment in the Fund. The Contributor was not personally involved in any respect with the solicitation of VRS. In his capacity as chairman and a partner of the Applicant, the Contributor was kept apprised of fund raising developments generally to the same extent as the other partners of the Applicant, but he had no direct involvement in the process. During the solicitation of VRS, the Contributor had no contact with any representative of VRS, and no contact with any VRS Trustees.

6. On December 18, 2012, the Applicant asked that the Contributor request the Contributions be returned by the Candidates. The Contributor promptly requested a return of the Contributions, and such Contributions were subsequently returned. Additionally, the Applicant notified VRS that the Contributor had requested a return of the Contributions prior to VRS committing capital to the Fund. On December 20, 2012, VRS notified the Applicant that VRS agreed to close on its investment in the Fund, pending resolution of certain outstanding matters. The Applicant addressed such outstanding matters over the remainder of December 2012, and the Fund's formal closing occurred on December 31, 2012.

Applicant's Legal Analysis:

1. Rule 206(4)-5(a)(1) prohibits a registered investment adviser from providing investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser.

2. Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(l) with respect to contributions that do not exceed a de minimis threshold, were made by a person more than six months before becoming a

covered associate, or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions.

3. Section 206A, and Rule 206(4)-5(e) thereunder, permits the Commission to exempt an investment adviser from the prohibition under Rule 206(4)-5(a)(1) upon consideration of, among other factors, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Political Contribution Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (e.g., Federal, State or local); and (vi) the contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

4. The Applicant requests an order pursuant to Section 206A, and Rule 206(4)-5(e) thereunder, exempting it from the prohibition under Rule 206(4)-5(a)(1) to permit it to receive compensation for investment advisory services provided to a government entity within the two-year period following specified contributions to officials of such government entity by a covered associate. The Applicant asserts that the

exemption sought is consistent with the protection of investors and the purposes of the Advisers Act.

5. Before the Contributions were made, the Applicant had in place a Political Contributions Policy that was clear and reasonably designed to prevent violations of the Political Contribution Rule. Since the adoption of the Original Policy, the Applicant is not aware of any contribution having been made by any person subject to the Political Contribution Policy, other than the Contributions, that would result in a two year ban on compensation to the Applicant pursuant to the Political Contribution Rule, and the current request for relief is necessary only based on a change in circumstance. In addition, at the time of the Contributions, the Applicant did not foresee the relevance of the Political Contribution Rule to its employee's Virginia political contributions, because at that time no Virginia political entities had invested in funds managed by the Applicant and the Applicant had no intention of soliciting investments from government entities within Virginia. The procedures of Applicant's Political Contributions Policy were followed by the Contributor, and pre-clearance for the Contributions was provided by the CCO based on the Applicant's understanding that no investments were being accepted from government entities within Virginia.

6. The Applicant asserts that the purposes of Section 206(4) and Rule 206(4)-5(a)(1) are fully satisfied without imposition of the two-year prohibition on compensation as penalty for the Contributions. Neither the Applicant nor the Contributor sought to interfere with VRS's merit-based selection process for advisory services, nor did they seek to negotiate higher fees or greater ancillary benefits than would be achieved in arms' length transactions. Absent any intent or action by the Applicant or Contributor to influence the selection process, there was no violation of the Applicant's fiduciary duty to deal fairly or disclose material conflicts. The Applicant has no reason to believe the

Contributions undermined the integrity of the market for advisory services or resulted in a violation of the public trust in the process for awarding contracts.

7. Both Candidates held elected positions in the Commonwealth of Virginia at the time of the Contributions. The Contribution to the Friends of Bill Bolling was made for the purpose of funding Mr. Bolling's ongoing political operations, providing support for electing a Republican majority to the Virginia State Senate in 2011 and preparing for Mr. Bolling's gubernatorial campaign in 2013. The Contribution to the Opportunity Virginia PAC was for the purpose of funding Mr. McDonnell's political initiatives in the Commonwealth of Virginia. The Contributor stated his intent in making the Contributions was to promote policies he perceived as a benefit to the Commonwealth of Virginia and were consistent with the Contributor's historical pattern of political contributions to Virginia officials. The Contributor, as a resident of Virginia, was eligible to vote for the Candidates.

8. Accordingly, the Applicant respectfully submits that the interests of investors and the purposes of the Advisers Act are best served in this instance by allowing the Applicant to receive compensation for advisory services provided to VRS in the absence of any evidence that the Applicant or the Contributor intended to, or actually did, interfere with VRS's merit-based process for the selection or retention of advisory services. The Applicant submits that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Name:

____

Title:

____

Dated: [•], 2015

<u>EXHIBIT C</u>

SECURITIES AND EXCHANGE COMMISSION

Investment Advisers Act Release No. ________________

IN THE MATTER OF

Quad-C Management, Inc.
200 Garrett Street, Suite M,
Charlottesville, Virginia 22902

ORDER UNDER SECTION 206A AND RULE 206(4)-5(e) OF THE INVESTMENT ADVISERS ACT OF 1940

Quad-C Management, Inc. (the "**Applicant**") filed an Application on November 13, 2013, and an amendment to and restatement of such application on February 20, 2014, July 31, 2014 and January 5, 2015, requesting an Order pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "**Advisers Act**") and Rule 206(4)-5(e) thereunder, exempting the Applicant from the two-year ban on compensation under paragraph (a)(1) of Rule 206(4)-5 promulgated under the Advisers Act, based on the particular facts and circumstances described in the Application and subject to and conditioned upon the representations and conditions set forth in the Application.

On [ ], 2015, a notice of filing of the Application was issued (Investment Advisers Act Release No. [_]). [The notice gave interested persons an opportunity to request a hearing and stated that an order on the Application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.]

The matter has been considered, and it is found, on the basis of the information set forth in the Application, that granting the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act. Accordingly,

IT IS ORDERED, that the requested exemption from the two-year ban on compensation under paragraph (a)(1) of Rule 206(4)-5 of the Advisers Act is hereby granted, effective immediately, subject to the conditions in the Application. •

For the Commission, by the Division of Investment Management, under delegated authority.

Name:

____

Title:

____

Dated: [•], 2015